SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G /A
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

FIRST LITCHFIELD FINANCIAL CORPORATION

(Name of Issuer)
Common Stock of Par value $.01

(Title of Class of Securities)
320724107
(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d) Page 1 of 6 pages

CUSIP No. 320724107	13G/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	HELEN W. BUZAID

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
			(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.

NUMBER OF		5.	SOLE VOTING POWER
SHARES			112,614
BENEFICIALLY
OWNED BY		6.	SHARED VOTING POWER
EACH			0
REPORTING
PERSON		7.	SOLE DISPOSITIVE POWER
WITH			112,614

		8.	SHARED DISPOSITIVE POWER
			0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			112,614

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
			4.76%

12.	TYPE OF REPORTING PERSON*
	IN

Page 2 of 6 pages

Item 1(a).	Name of Issuer:
First Litchfield Financial Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
13 North Street Litchfield, CT 06759
Item 2(a).	Name of Person Filing:
Helen W. Buzaid
Item 2(b).	Address of Principal Business Office or, if None, Residence:
68 Deer Hill Ave, Danbury, CT 10681
Item 2(c).	Citizenship:
U.S.A.
Item 2(d).	Title of Class of Securities:
Common Stock of Par Value $.01
Item 2(e).	CUSIP Number:
320724107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 3 of 6 pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

112,614

(b)	Percent of class:

4.76%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote

112,614

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

112,614

(iv)	Shared power to dispose or to direct the disposition of

0

Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: February 13, 2008

/s/ Helen W. Buzaid Helen W. Buzaid

Page 6 of 6 pages